UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F206

(CUSIP Number)

Bruce A. Cassidy

C/O Loop Media, Inc.

2600 West Olive Avenue, Suite 5470

Burbank, CA 91505

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54352F206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Bruce A. Cassidy, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	28,539
Shares Beneficially	8. Shared Voting Power:	19,242,114*
Owned by
Each Reporting	9. Sole Dispositive Power:	28,539
Person With	10. Shared Dispositive Power:	19,242,114*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,270,653*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1%

14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Bruce A. Cassidy (“Mr. Cassidy”) may be deemed to beneficially own an aggregate of 19,270,653 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (i) (a) 13,378,225 shares of Common Stock and (b) a warrant to purchase up to 3,125,000 shares of Common Stock currently exercisable at $0.80 per share, held directly by Excel Family Partners LLLP (“Excel”), where Mr. Cassidy is the Manager of Excel’s general partner; (ii) 2,738,889 shares of Common Stock held directly by Eagle Investment Group, LLC (“Eagle”), where Mr. Cassidy is the Manager; and (iii) 28,539 shares of Common Stock underlying restricted stock units (“RSUs”) vested or will vest within sixty (60) days of the date hereof held directly by Mr. Cassidy. Excludes 24,462 shares of Common Stock underlying unvested RSUs held by Mr. Cassidy that are not exercisable within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 19,270,653 shares of Common Stock of the Issuer, representing 26.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 70,691,228 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

CUSIP No.	54352F206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Eagle Investment Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:
Shares Beneficially	8. Shared Voting Power:	2,738,889*
Owned by
Each Reporting	9. Sole Dispositive Power:
Person With	10. Shared Dispositive Power:	2,738,889*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,738,889*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.9%

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, Eagle Investment Group, LLC (“Eagle”) may be deemed to beneficially own an aggregate of 2,738,889 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”). As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Eagle may be deemed to beneficially own 2,738,889 shares of Common Stock of the Issuer, representing 3.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 70,691,228 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

CUSIP No.	54352F206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Excel Family Partners LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:
Shares Beneficially	8. Shared Voting Power:	16,503,225*
Owned by
Each Reporting	9. Sole Dispositive Power:
Person With	10. Shared Dispositive Power:	16,503,225*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,503,225*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.4%

14.	Type of Reporting Person (See Instructions): PN

*As of the date hereof, Excel Family Partners LLLP (“Excel”) may be deemed to beneficially own an aggregate of 16,503,225 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (a) 13,378,225 shares of Common Stock, and (b) a warrant to purchase up to 3,125,000 shares of Common Stock currently exercisable at $0.80 per share. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Excel may be deemed to beneficially own 16,503,225 shares of Common Stock of the Issuer, representing 22.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 70,691,228 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on November 30, 2021, Amendment No. 1 thereto filed on April 21, 2022, Amendment No. 2 thereto filed on September 20, 2022, Amendment No. 3 thereto filed on October 6, 2022, Amendment No. 4 thereto filed on September 22, 2023, Amendment No. 5 thereto filed on September 22, 2023, and Amendment No. 6 thereto filed on October 25, 2023 (collectively, the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This statement is being filed on behalf of Bruce A. Cassidy (“Mr. Cassidy”), Eagle Investment Group, LLC (“Eagle”), and Excel Family Partners LLLP (“Excel” and, collectively with Mr. Cassidy and Eagle, the “Reporting Persons”).

Mr. Cassidy, in his capacity as (i) a member of the Board of Directors of the Issuer, (ii) the Manager of Eagle and (iii) the Manager of the sole general partner of Excel, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all of the securities of the Issuer held directly by himself and each of Excel and Eagle.

The address of the principal business office of Mr. Cassidy is c/o Loop Media, Inc., 2600 West Olive Avenue, Suite 5470, Burbank, California 91505. The address of the principal business office of Eagle is 1258 North Palm Ave, Sarasota, Florida 34236. The address of the principal business office of Excel is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950.

The principal business of Mr. Cassidy is to serve on the board of directors of companies operating in the technology and media industry. The principal business of each of Eagle and Excel is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its members.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cassidy is a citizen of the United States. Eagle is a limited liability company organized under the laws of the State of Florida. Excel is a limited liability limited partnership organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented to add the following after the last paragraph thereof:

On December 14, 2023, the Issuer entered into a Revolving Line of Credit Loan Agreement with Excel (the “Excel Revolving Line of Credit Agreement”) for up to a principal sum of $2,500,000, under which the Issuer may pay down and re-borrow up to the maximum amount of the $2,500,000 limit. Under the terms of the Excel Revolving Line of Credit Agreement, on December 14, 2023, Excel was issued a warrant to purchase up to an aggregate of 3,125,000 shares of the Issuer’s Common Stock, with an expiration date of December 14, 2026, that is exercisable at any time prior to such date at an exercise price of $0.80 per share, to the extent that after giving effect to such exercise, Excel and its affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 29.99% of the outstanding shares of the Issuer’s Common Stock (the “December 2023 Warrant”).

On December 14, 2023, the Issuer entered into a Note Conversion Agreement with Excel (the “Note Conversion Agreement”), pursuant to which Excel agreed to convert $2,328,617 of short-term debt, including interest, under the Issuer’s non-revolving line of credit agreement entered into on May 10, 2023, and funded on September 12, 2023, into 2,910,771 shares of the Issuer’s Common Stock at a per share price of $0.80.

On December 14, 2023, the Issuer agreed to offer to amend certain existing warrants (each such warrant an “Existing Warrant”), including Existing Warrants held by Excel exercisable for an aggregate of up to 647,593 shares of the Issuer’s Common Stock and an Existing Warrant held by Eagle exercisable for up to 138,889 shares of the Issuer’s Common Stock, to reduce the respective exercise prices thereof to $0.80 per share (such new price being referred to as the “Amended Warrant Exercise Price”), on the condition that each holder will commit to exercise the Existing Warrant within eight (8) business days from the date the warrant holder enters into a binding agreement, or some other number of days to be agreed by the Existing Warrant holder (the “Warrant Reprice Letter Agreement”), to exercise, paying the aggregate Amended Warrant Exercise Price of each respective Existing Warrant in cash to the Issuer (the “Warrant Repricing”). Each of Excel and Eagle entered into a Warrant Reprice Letter Agreement with the Issuer as of December 14, 2023, exercising Existing Warrants for an aggregate of 786,482 shares of the Issuer’s Common Stock, resulting in net proceeds to the Issuer of $629,186.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of the Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Cassidy may be deemed to beneficially own an aggregate of 19,270,653 shares of Common Stock of the Issuer, reported as follows: (i) (a) 13,378,225 shares of Common Stock, and (b) 3,125,000 shares of Common Stock underlying the December 2023 Warrant, held directly by Excel, where Mr. Cassidy is the Manager of Excel’s sole general partner; (ii) 2,738,889 shares of Common Stock held directly by Eagle, where Mr. Cassidy is the Manager; and (iii) 28,539 shares of Common Stock underlying restricted stock units (“RSUs”) that will vest within sixty (60) days of the date hereof, held directly by Mr. Cassidy. Excludes 24,462 shares of Common Stock underlying unvested RSUs held by Mr. Cassidy that are not exercisable within sixty (60) days of the date hereof.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 19,270,653 shares of Common Stock of the Issuer, representing 26.1% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 70,691,228 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Except as described herein, since the last Schedule 13D/A filed by the Reporting Persons, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof. In the last sixty (60) days, there have been no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1

Secured Revolving Line of Credit Loan Agreement, effective as of December 14, 2023, by and between the Company and Excel Family Partners, LLLP (incorporated by reference to the Secured Revolving Line of Credit Loan Agreement filed as Exhibit 10.40 to the Issuer’s Annual Report on Form 10-K filed on December 19, 2023)

Exhibit 2

Secured Revolving Line of Credit Promissory Note, effective as of December 14, 2023, executed by the Company for the benefit of Excel Family Partners, LLLP under the Secured Revolving Line of Credit Loan Agreement, effective as of the same date (incorporated by reference to the Secured Revolving Line of Credit Promissory Note filed as Exhibit 10.41 to the Issuer’s Annual Report on Form 10-K filed on December 19, 2023)

Exhibit 3

Form of Warrant Reprice Letter Agreement (incorporated by reference to the Form of Warrant Reprice Letter Agreement filed as Exhibit 10.42 to the Issuer’s Annual Report on Form 10-K filed on December 19, 2023)

Exhibit 4

Note Conversion Agreement, dated December 14, 2023, by and between the Company and Excel Family Partners, LLLP (incorporated by reference to the Note Conversion Agreement filed as Exhibit 10.43 to the Issuer’s Annual Report on Form 10-K filed on December 19, 2023)

Exhibit 5	Form of Warrant, dated December 14, 2023 (incorporated by reference to the Form of Warrant filed as Exhibit 4.11 to the Issuer’s Annual Report on Form 10-K filed on December 19, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr.

EAGLE INVESTMENT GROUP, LLC

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

EXCEL FAMILY PARTNERS LLLP

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).